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[] Check this box if no longer            U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16. Form 4
or Form 5 obligations may continue.              Washington,  D.C. 20549
See Instruction 1(b).
                                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                    Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

------------------------------ --------------------------------------------------------- -------------------------------------------
1. Name and Address of         2. Issuer Name and Ticker or Trading Symbol               6.  Relationship of Reporting Person to
   Reporting Person*                                                                         Issuer (Check all applicable)
                               Advanced Financial, Inc.
                                                                                          x Director           x 10% Owner
------------------------------ ----------------------------- ---------------------------
(Last)   (First)   (Middle)    3. IRS or Social Security     4.  Statement for            x Officer            __ Other
                                  Number of Reporting            Month/Year                  (give title          (specify
                                  Person (Voluntary)           February 1999                  below)               below)
                                                                                         Chief Executive Officer and Chairman of the
                                                                                         Board
------------------------------                               --------------------------- -------------------------------------------
          (Street)                                           5.  If Amendment, Date of   7. Individual or Joint/Group Filing
Holtgraves, Philip J.                                            Original(Month/Year        (Check applicable line)
                                                                                         x      Form filed by One Reporting
                                                                                             Person
                                                                                         __   Form filed by More than One
                                                                                             Reporting Person
------------------------ -----------------------------------------------------------------------------------------------------
(City)  (State)  (Zip)                Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

------------------------ ---------------- ------------ --------------------------- ------------------ --------------- --------
1.  Title of Security    2.  Trans-       3. Trans-    4. Securities Acquired (A)  5.  Amount of      6. Ownership    7.Nature of
    (Instr. 3)               action          action       or Disposed of (D)           Securities        Form:          Indirect
                             date:           Code         (Instr. 3, 4 and 5)          Beneficially      Direct         Beneficial
                                             (Instr.8)                                 Owned at          (D) or         Ownership
                                                                                       End of Mth.       Indirect       (Instr.4)
                             (Month/                                                   (Instr. 3         (I)
                             Day/                                                      and 4)            (Instr.4)
                             Year)
                                          ------- ---- ---------- ------ ---------
                                          Code    V    Amount     (A)    Price
                                                                   or
                                                                  (D)
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             2/19/99          P             1,800,000  A      (1)       1,800,000          I              By: First
                                                                                                                      Investment
                                                                                                                      Mortgage Co.
                                                                                                                      (2)

------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------

------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------

------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
*  If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).
Reminder:Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)



FORM 4 (continued) Table II - Derivative  Securities Acquired,  Disposed of, or Beneficially Owned (e.g.,  puts, calls,  warrants, options,  convertible securities)

 ===================================================================================================================================
  1.Title  2.Conver- 3.Trans- 4.Transac-   5.Number of 6.Date Exercisable 7.Title and Amount 8.Price of 9.Number 10.Owner- 11.Nature
  of         sion or   action   tion Code   Derivative and Expiration Date  of Underlying    Derivative of Deriv-  ship      of In-
  Deriv-     Exercise  Date    (Instr. 8)   Securities  (Month/Day/Year)     Securities      Security   ative      Form of   direct
  Secu-      Price of  (Month/             Acquired(A)                       (Instr.3 and 4) Instr.5)   Securi-    Deriv-    Bene-
  rity       Deriv-    Day/                or Disposed                                                   ties      ative     ficial
  (Inst.     ative     Year)               of(D)(Instr.                                                Benefi-    Security; Owner-
  3)         Security                      3, 4, and 5)                                                 cially     Direct    ship
                                                                                                        Owned at   (D)or     (Instr.
                                                                                                        End of     Indirect   4)
                                                                                                        Month       (I)
                                                                                                        (Instr.    (Instr.
                                                                                                         4)         4)






                                  ---------------------------------------------------------------
                                  Code   V   (A)    (D)   Date     Expira-
                                                          Exer-    tion Date
                                                          cisable
  ==================================================================================================================================
                                                          2/19/99  2/19/2000    Common  3,000,000 (4)    1         I      By:First
  Stock     $.50      2/19/99      P          1                    (3)          Stock                                     Investment
  Option                                                                                                                  Mortgage
                                                                                                                          Co.(1)
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         Explanation of Responses:  (1) First Mortgage  Investment Co.  ("FMIC")
 released its second  mortgage  (having a principal  balance of $200,000) on the real property of Advanced  Financial  Inc. (the  "Company");  (2) the Reporting
 Person is the trustee of The Philip J. Holtgraves Revocable Trust dated June 6,
 1989, which is the sole shareholder of FMIC; (3) For additional  consideration, the option  expiration  date may be extended to 2/19/2001;  and (4) the Company issued the option to encourage  (a) FMIC's  participation  in the Amended Joint
 Plan of Reorganization  dated July 29, 1998 (the "Plan") of the Company and its wholly-owned  subsidiary,  confirmed by the United States  Bankruptcy Court for the District of Kansas on November 13, 1998 and (b) FMIC's  further  investment in the Company.



            /s/ Philip J. Holtgraves                              March 10, 1999
            ---------------------------------
            ** Signature of Reporting Person                      Date

 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.